EXHIBIT 99.1

Himax Technologies, Inc. Reports Fourth Quarter and Full Year 2020 Financial Results; Provides First Quarter 2021 Guidance

Company Q4 2020 Revenues, Gross Margin and EPS all Exceed Guidance; Revenues, Gross Margin and EPS all Meet Its Pre-Announced Key Financial Results
Provides Q1 2021 Guidance: Revenue to increase by 5% to 10% sequentially, Gross Margin is expected to be 37% to 38%, IFRS profit per diluted ADS to be 30.0 cents to 34.0 cents, and Non-IFRS profit per diluted ADS to be 30.1 cents to 34.1 cents

  Both revenues and gross margin hit record highs in Q4 2020
  Q4 revenues increased 14.9% QoQ to $275.8M, exceed the guidance of an increase of around 10% sequentially
  Strong momentum across all major business segments in Q4. TV, monitor, automotive driver ICs and CMOS image sensor contributed more to the better-than-guided sales than other segments in Q4
  Q4 IFRS gross margin was 31.2%, up 890 bps QoQ, exceeding the guidance of 29% and significantly improved from the 22.3% Q3 2020
  Leap of gross margin for Q4 reflected strong overall demands and better product pricing on rising material costs across foundry, assembly and testing. Not meeting all demands, Company was able to allocate the limited capacity to the products with better margins
  Q4 IFRS profit was $34.0M, or 19.5 cents per diluted ADS, exceeding the guidance of around 15.0 cents to 16.0 cents per diluted ADS. It is higher than profit of $8.5M, or 4.9 cents per diluted ADS in Q3 2020
  Q4 non-IFRS profit was $34.2M, or 19.7 cents per diluted ADS, exceeding the guidance of around 15.1 cents to 16.1 cents. It is higher than profit of $12.6M, or 7.3 cents in Q3 2020
  FY 2020 revenues increased 32.1% YoY to $887.3M and gross margin was 24.9%. FY 2020 IFRS profit was 27.2 cents per diluted ADS; non-IFRS profit was 30.2 cents per diluted ADS
  Q4 2020 Product sales: large driver ICs, 23.3% of revenues, up 15.2% QoQ; small and medium-sized driver ICs, 64.5% of revenues, up 17.3% QoQ; non-driver products, 12.2% of revenues, up 3.3% QoQ
  Ongoing remote working and distance education drive the sequentially high demand of IT products, resulting in strong growth in display drivers of NB and monitor in Q4
  Smartphone and tablet display TDDIs grew robustly in Q4 but was offset by decline of DDICs. The sequential growth in Q4 was due to favorable mix of both product and clientele, in consideration of capacity limitation
  Tablet TDDI marked the third consecutive strong quarterly increase since the initial mass production in Q1 2020 and tablet had been one of Company’s top sales contributors throughout 2020. Despite smartphone having a much bigger market size than tablet, Company’s sales of smartphone and tablet were equally weighted in Q4, indicating its favorable capacity allocation toward the tablet segment, a reflection of Company’s leading position in that market
  Q4 Driver IC revenues for automotive up 32.4% QoQ as car makers resumed production in response to a recovery of global automotive demand from Q3 2020. Already the market leader in automotive display driver business, the Company foresees further market share gains in the coming years in this fast-growing market. However, growth was constrained by the severe foundry capacity shortage
  Have succeeded in securing more capacity for 2021 as compared to the level of Q4 2020 when Company reached the recent peak quarterly shipment. Expect the total capacity available to Company to increase quarter by quarter in 2021 and will continue efforts in acquiring more capacity. Also secured a meaningful capacity increase is automobile where the global shortage for semiconductor supply is overwhelming
  Company’s WiseEye total solution, aiming at NB, TV, and air conditioner applications, expect to start solid production ramp up from end of 2021. For key component business, other than Google, Company further partnered with SparkFun and Edge Impulse. Developers can now easily access to Company’s technologies and enjoy easy-to-use AI development platform

TAINAN, Taiwan, Feb. 04, 2021 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the fourth quarter ended December 31, 2020.

“As we entered year 2021, the shortage has become even more severe and has extended to backend facilities that include assembly and testing. As a leading industry player with superior resources and engineering capability to diversify and enlarge the vendor pool, along with long term business relationships with both foundry and backend suppliers, we engaged early and have succeeded in securing more capacity for 2021 as compared to the level of Q4 2020 when we reached the recent peak quarterly shipment. In addition, we are also optimizing capacity allocation among our diversified foundry suppliers by making the right products at the right fabs with an aim to fully utilize the capacity accessible to us. Among the product areas for which we have secured a meaningful capacity increase is automobile where the global shortage for semiconductor supply is overwhelming. We expect the total capacity available to us to increase quarter by quarter in 2021 and will continue our efforts in securing further capacity,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“The overall semiconductor industry supply will not have any significant increase any time soon while strong demand is likely to persist longer than expected. In such an environment, Himax is a preferred supplier to work with for our sizable scale, diversified vendor pool and extensive product offerings. Our strength in a number of high margin businesses will help the ongoing margin improvement efforts. For example, our leading positions in tablet and automotive displays ensure the high margin contribution continues. Moreover, gross margin improvement can also come from new non-driver products, notably our high-end Tcon, WiseEye ultralow power AI, and 3D sensing,” concluded Mr. Jordan Wu.

Fourth Quarter 2020 Financial Results

Himax recorded net revenues of $275.8 million, an increase of 14.9% sequentially and an increase of 57.6% compared to the same period last year. The 14.9% sequential increase of revenues exceeded the Company’s guidance of an increase of around 10% quarter-over-quarter, thanks to strong momentum across all major business segments. TV, monitor, automotive driver ICs and CMOS image sensor contributed more to the better-than-guided sales than other segments. Gross margin of 31.2% exceeded the prior guidance of around 29% and significantly improved from the 22.3% of the third quarter 2020. IFRS profit per diluted ADS was 19.5 cents, exceeding the Company’s guidance of around 15.0 cents to 16.0 cents. Strong sales and improved gross margin contributed to the better-than-expected earnings results. Non-IFRS profit per diluted ADS was 19.7 cents, exceeding its guidance of around 15.1 cents to 16.1 cents.

Revenue from large display drivers was $64.2 million, up 15.2% sequentially and up 11.0% year-over-year. The sequential growth was driven by continuous strong demand for IT products, including notebook and monitor, derived from the ongoing remote working and distance education. TV revenue was up slightly quarter-over-quarter and outperformed its previous guidance of a mid-single-digit sequential decline due to better home entertainment demand from the stay-at-home economy. Large panel driver ICs accounted for 23.3% of total revenues for the quarter, compared to 23.2% in the third quarter of 2020 and 33.1% a year ago.

Small and medium-sized display drivers continued to grow in the fourth quarter as guided, with revenue of $177.9 million, up 17.3% sequentially and up 119.4% year-over-year. Smartphone and tablet display TDDIs grew robustly in the fourth quarter but was offset by decline of DDICs. From a year-over-year perspective, both smartphone and tablet demonstrated extraordinary sales growth, yet growth was constrained by the severe foundry capacity shortage. Small and medium-sized segment accounted for 64.5% of total sales for the quarter, compared to 63.2% in the third quarter of 2020 and 46.4% a year ago.

Smartphone sales continued growing in the fourth quarter, with revenue reaching $66.6 million, up 5.1% sequentially and 173.1% year-over-year. It represented more than 24% of its total sales in Q4. Himax’s smartphone TDDI sales were up around 10% sequentially and up more than 300% compared to the same period last year. The sequential growth was due to favorable mix of both product and clientele. In consideration of capacity limitation, Himax’s strategy is to prioritize its support to those customers with whom the Company is the major supplier or has long-term business relationships. Sales of traditional smartphone DDICs fell by around 10% sequentially and were up around 20% from same period last year. As repeatedly indicated, traditional smartphone DDICs are quickly being replaced by TDDI and AMOLED.

Himax’s tablet revenue, one of the Company’s top sales contributors throughout 2020, reached $67.4 million for the fourth quarter, another record high. The Q4 sales grew 25.3% sequentially and 291.5% year-over-year. The tablet revenue accounted for more than 24% of its total sales in the fourth quarter, slightly higher than that of smartphone. Despite smartphone having a much bigger market size than tablet, sales of smartphone and tablet were equally weighted for the fourth quarter, indicating the Company’s favorable capacity allocation toward the tablet segment, a reflection of Himax’s leading position in that market.

For tablet TDDI, the sequential revenue increased significantly by over 80%. This marked the third consecutive strong quarterly increase since the initial mass production in the first quarter of 2020. It reflects the robust customer demand from the Android tablet market where the Company is the main or sole source supplier to all leading end customers. Improved product mix with increasing shipments in high-end products with active stylus also ascribed to the satisfactory sales growth and helped its overall margin improvement. Revenue of traditional discrete driver ICs for tablet decreased 12.3% sequentially but increased 68.8% year-over-year in the fourth quarter.

Himax’s fourth quarter driver IC revenue for automotive amounted to $37.5 million, up 32.4% sequentially and up 11.9% year-over-year as car makers resumed production in response to a recovery of global automotive demand from Q3 2020. However, the Company was unable to scale up fast enough to meet this surging demand for all customers due to capacity shortage. Automotive driver IC accounted for more than 13% of total revenues. During 2021, Himax expects to further its automotive display driver IC market share from the current level of more than 30%.

Fourth quarter revenue from the Company’s non-driver businesses was $33.7 million, up 3.3% sequentially but down 6.4% year-over-year. The sequential increase was mainly a result of increased shipments of Tcon ICs for high frame rate and high-resolution displays as well as CMOS image sensor products with strong demands coming from notebook and web camera applications. However, the increase in sales was offset by a decrease in WLO shipments to an anchor customer. The year-over-year reduction in sales was due to a decrease in WLO shipments. Non-driver products accounted for 12.2% of total revenues, as compared to 13.6% in the third quarter of 2020 and 20.5% a year ago.

Gross margin for the fourth quarter was 31.2%, up 890 basis points sequentially and up 1,060 basis points from the same period last year. The much-improved gross margin can be ascribed to two main reasons: favorable product mix and industry capacity shortage. The growth of higher margin products, notably tablet TDDI, Tcon and automotive drivers, outpaced that of other product categories during the quarter, thereby enhancing the Company’s gross margin. The leap of gross margin for the fourth quarter also reflected strong overall demands and better product pricing on rising material costs across foundry, assembly and testing, all undergoing severe capacity shortage. Not meeting all demands, the Company was able to allocate the limited capacity to the products with better margins.

IFRS operating expenses were $43.8 million in the fourth quarter, down 0.8% from the preceding quarter but up 17.0% from a year ago. The sequential decrease was caused by negative difference in RSU expenses, offset by increased cash bonus, as the Company reported in the last earnings call, to further reward employees for the better-than-expected financial results, and higher R&D expenses. The year-over-year increase was a result of increased salary and cash bonus along with higher R&D expenses. Despite a year-over-year increase in operating expenses, the operating expense ratio was reduced from 21.4% in Q4 2019 to 15.9% in Q4 2020, reflecting the Company’s careful management over operating expenses. Non-IFRS operating expenses for the fourth quarter were $43.5 million, up 11.8% from the previous quarter and up 18.1% from the same quarter in 2019.

Reflecting higher sales and better gross margin, IFRS operating profit was $42.2 million for the fourth quarter with operating margin of 15.3%, up from 3.9% in the prior quarter and up from -0.8% in the same period last year. Fourth quarter non-IFRS operating profit was $42.5 million, or 15.4% of sales, higher from $14.7 million, or 6.1% of sales last quarter and up from -0.4% for the same period last year.

IFRS profit for the fourth quarter was $34.0 million, or 19.5 cents per diluted ADS, compared to $8.5 million, or 4.9 cents per diluted ADS, in the previous quarter and $1.0 million, or 0.6 cents per diluted ADS, a year ago.

Fourth quarter non-IFRS profit was $34.2 million, or 19.7 cents per diluted ADS, compared to non-IFRS profit of $12.6 million, or 7.3 cents per diluted ADS last quarter and non-IFRS profit of $1.5 million, or 0.9 cents per diluted ADS for the same period last year.

Full Year 2020 Financial Results

Revenues totaled $887.3 million in 2020, a 32.1% growth over 2019. In the first half of the year, Covid-19 and US sanctions on China brought turbulence to the market. However, Himax business rebounded strongly throughout the second half with fresh demands brought by the new stay-at-home economy. Among the Company’s three major product categories, small and medium-sized display drivers posted the highest growth of 67.7% year-over-year in 2020 with sales totaling $515.7 million. As leading Android tablet brands all adopted Himax’s TDDI solutions and global smartphone sales rebounded, the Company saw extraordinary business momentum for both product areas in 2020.

Revenue from large panel display drivers totaled $240.8 million in 2020, a mild increase of 1.5% year-over-year. During the pandemic, the surge in IT demand boosted the Company’s sales of monitor display drivers up by high teens and notebook display drivers up around 60% respectively. TV sales, however, declined by high-single digit year-over-year due to weakness in the global TV market which was negatively impacted by the Covid-19 outbreak. Non-driver products sales totaled $130.8 million, an increase of 2.9% year-over-year. The year-over-year increase was mainly from Tcon amidst the growing need for high frame rate and high-resolution displays, and CIS due to the continuous strong demand in notebook and web camera for work-from-home and online education. This increase was offset by WLO, as the legacy product of an anchor customer gradually decreased.

Gross margin in 2020 was 24.9%, up from 20.5% in 2019. The year-over-year improvement was mainly due to strong sales in the second half and a more favorable product mix. As the Company previously mentioned, robust demand pushed foundry capacity constraints to a more severe level which in turn enabled better pricing.

IFRS operating expenses were $162.9 million, up $6.6 million, or 4.2%, compared to last year. The increase came from higher expenses in share-based compensation, cash bonus, R&D expenses as well as salary, but offset by lower travelling fees. Notably, the stronger NT Dollar against the U.S. Dollar in 2020 contributed to around $3.9 million of operating expenses increase because, while the Company’s accounting was U.S. Dollar denominated, Himax paid the bulk of our employee salaries as well as much of the Taiwan locally incurred expenses in NT Dollar. However, the operating expense ratio of 2020 was reduced to 18.4% from 23.2% in 2019, indicating the Company’s consistent management of operating expenses.

IFRS operating income was $57.9 million, in contrast to a loss of $18.3 million from 2019, due to higher sales and higher gross margin. For the same reason non-IFRS operating income was $64.6 million, an increase of $80.9 million from a loss of $16.3 million in 2019.

IFRS profit for the year was $47.1 million, or 27.2 cents, versus a loss of $13.6 million or 7.9 cents per diluted ADS. Non-IFRS profit for 2020 was $52.3 million, or 30.2 cents per diluted ADS, up $64.4 million year-over-year from a loss of $12.1 million last year. The upswing in income was a result of better sales and higher gross margin along with well-managed operating expenses.

Balance Sheet and Cash Flow

Himax had $201.4 million of cash, cash equivalents and other financial assets as of December 31, 2020, compared to $112.1 million at the same time last year and $142.9 million a quarter ago. The higher cash balance was mainly a result of an operating cash inflow of $67.7 million during the quarter. Restricted cash was $104 million at the end of Q4, the same as the preceding quarter, compared to $164 million a year ago. The restricted cash was used to guarantee the short-term secured borrowings for the same amount. The Company had $58.5 million of long-term unsecured loans as of the end of Q4, of which $6 million was current portion.

The Company’s year-end inventories as of December 31, 2020 were $108.7 million, down from $125.7 million last quarter and $143.8 million a year ago. Accounts receivable at the end of December 2020 was $243.6 million, up from $221.1 million last quarter and up from $164.9 million a year ago. DSO was 100 days at the year end, as compared to 90 days a year ago and 99 days at the end of the last quarter. As Himax highlighted in the last earnings calls, given the foundry and backend capacity shortage, the Company’s inventory level will stay at a relative low level in the quarters to come. Net cash inflow from operating activities for the fourth quarter was $67.7 million as compared to an inflow of $33.5 million last quarter and an inflow of $23.4 million for the same period last year. Cash inflow from operations in 2020 was $102.6 million as compared to $7.7 million in 2019.

Fourth quarter capital expenditures amounted to $0.8 million, versus $1.2 million last quarter and $2.7 million a year ago. The fourth quarter capex was for R&D related equipment. Total capital expenditures for the year was $5.8 million, mainly for design tools and R&D related equipment. In comparison, the capex for 2019 was $45.9 million, of which the vast majority was for the purchase of land, the construction of a new building and WLO capacity expansion.

Outstanding Shares and Share Buyback

As of December 31, 2020, Himax had 173.8 million ADS outstanding, little changed from last quarter. On a fully diluted basis, the total number of ADS outstanding is 174.1 million.

Q1 2021 Outlook

As Himax highlighted before on previous earnings calls, capacity shortage appears to be a long-term phenomenon. As it entered the year 2021, the shortage has become even more severe and has extended to backend facilities that include assembly and testing. As a leading industry player with superior resources and engineering capability to diversify and enlarge the vendor pool, along with long term business relationships with both foundry and backend suppliers, Himax engaged early and has succeeded in securing more capacity for 2021 as compared to the level of Q4 2020 when the Company reached the recent peak quarterly shipment. In addition, Himax is also optimizing capacity allocation among its diversified foundry suppliers by making the right products at the right fabs with an aim to fully utilize the capacity accessible to us. Among the product areas for which the Company has secured a meaningful capacity increase is automobile where the global shortage for semiconductor supply is overwhelming. Himax expects the total capacity available to it to increase quarter by quarter in 2021 and will continue its efforts in securing further capacity.

As far as the Company can see, the overall semiconductor industry supply will not have any significant increase any time soon while strong demand is likely to persist longer than expected. In such an environment, Himax is a preferred supplier to work with for its sizable scale, diversified vendor pool and extensive product offerings. Himax’s strength in a number of high margin businesses will also help the ongoing margin improvement efforts. For example, with strong demand for tablet expected to remain, the Company’s being the preferred vendor for major Android names will ensure the high margin contribution continues. Likewise, Himax’s leading position in automotive display represents a solid support for its margins as the Company anticipates robust sales growth in this high margin business for the upcoming years. Moreover, gross margin improvement can also come from new non-driver products, notably the Company’s high-end Tcon, WiseEye ultralow power AI, and 3D sensing.

Again, gross margin expansion will always be one of the Company’s major business goals for this year and beyond.

Display Driver IC Business

LDDIC
For the first quarter, Himax expects large display driver IC revenue to increase by low teens sequentially. For notebook IC segment, it anticipates another impressive quarter of high growth in Q1, a continuation from previous quarters, increasing substantially from the previous quarter due to the extension of strong demand derived from persisting remote working and e-learning. As for monitor IC sales, on the other hand, the Company expects a sequential decline in the first quarter due to the capacity shortage as it is unable to meet all the demand.

As TV sell-through remains strong and TV panel shortage increases, Himax’s TV segment looks set to end the first quarter with a better than seasonal momentum of around 10% sequential growth. Recently, the Company saw customers proceeding with aggressive promotion in high-resolution models, that require high-end drivers and Tcons, in anticipation of sustained strong demand for home entertainment during the pandemic. However, the Company’s display driver IC and Tcon shipments are still capped by supply shortage in foundry and packaging, despite firm demand from customers.

SMDDIC
In the first quarter, Himax sees continuous strong TDDI sales for both smartphone and tablet, with demand still surpassing supply. Foundry capacity remains a major issue that adversely impacts its shipping capability. With smartphone and tablet sharing the same foundry pool, Himax strategically allocates capacity in favor of tablet as it is the dominant supplier in the Android tablet market. For Q1 tablet sales, the Company expects high-single-digit sequential growth fueled by consumer demand for home working and remote learning needs as well as higher TDDI penetration. The Company expects Q1 smartphone sales to slightly increase by mid-single digit, in which smartphone TDDI revenue is projected to have consecutive mid-teens growth and smartphone DDIC would continue its declining trend.

Tablet was one of Himax top sales contributors in 2020 thanks largely to the fast rising TDDI penetration for Android names and the strong demand driven by the stay-at-home economy. To further broaden its product offering and solidify its market position, Himax’s tablet TDDI has moved toward higher frame rate, higher resolution and larger screen sized solutions. The Company has also enhanced touch accuracy through its leading active stylus design for better-quality handwriting and drawing.

As the Company stated before, Himax is highly committed to AMOLED technology. The Company’s development started from smartphone, and has extended to wearable, tablet and automotive. It has some encouraging progresses with leading Chinese panel makers and will report in due course. AMOLED driver IC is believed soon to become one of the major growth drivers for Himax’s small and medium panel driver IC business in 2021.

The global shortage of semiconductor components has brought great challenges to the world's automotive industry. As most of the world’s lockdown periods end, tightening foundry capacity, combined with the sudden surge in orders due to pent-up demand, have left the industry facing an even more severe shortage compared to other sectors. Customers now rely on “just in time” delivery of IC components to preserve production and some reportedly already suspended production for days or even weeks. In consideration of unceasing sales demand amidst tight capacity shortage, Himax worked strategically with panel makers, tier-1 and end customers, across different continents, and have secured an enlarged volume of foundry capacity while managing swift production adjustments to meet customers’ production schedules. By offering supportive logistics, the Company hopes to further its relationship with customers, who can in return help accelerate Himax new technology into customers’ new models going forward. Limited by largescale supply shortages, Himax’s automotive ICs segment is expected to deliver a mid-teens sequential increase in the first quarter.

With electric vehicles quickly emerging as the “next big thing”, the car market is embracing new display technologies and shifting towards larger, more sophisticated and higher performing displays like never before. Already the market leader in automotive display driver business, Himax foresees further market share gains in the coming years in this fast-growing market. The Company continues to sustain its competitive position with a comprehensive product offering for advanced new features such as TDDI for in-cell touch, local dimming, cascade-topology connection, P2P high-speed interface bridging functions, and LTDI for larger in-cell display. As a reminder, Himax launched the world’s first TDDI design for automotive displays technology which first started shipping in 2019 with meaningful volume anticipated starting 2021. As EV grows in popularity and autonomous driving develops, Himax’s technological prowess continues to separate it from peers for the next generation display for automotive.

For the first quarter, revenue for the small and medium-sized driver IC business is expected to increase by around high-single digit with demand continuing to surpass supply. Capacity shortage, again, remains a major factor as the Company’s production has been unable to respond quickly enough to the unexpectedly rapid growth.

Non-Driver Product Categories

TCON
The aggressive promotion by major TV brands the Company mentioned earlier will benefit high-end Tcon business as its 8K TV timing controllers, as well as display drivers, have been widely adopted by multiple leading end customers. Himax’s Tcon technology not only provides higher resolution, higher frame rate and better image quality, it can also enable lower power in products where power consumption is critical. Already over 5% of total sales, timing controller products enjoy better margin and ASP than those of display drivers, and Himax expects this segment to be an extensive long-term growth area. The Company’s Tcon revenue in the first quarter, while limited by capacity shortage in IC packaging, is expected to increase by high teens sequentially.

WLO
The fourth quarter WLO revenue decline was a result of lower shipments to an anchor customer. However, in the first quarter of 2021, sales are expected to increase substantially thanks to resumed shipments to fulfill the anchor customer’s higher demand. The sequential shipment increase and a higher capacity utilization in the Company’s WLO factory will positively contribute to its Q1 gross margin.

Meanwhile, with Himax leading nanoimprinting technologies and diffraction optics design capability, the Company continues to engage and collaborate with key customers and partners for their next generation products, with focuses on ToF 3D sensing, AR/VR gadgets, biomedical devices and others. Notably, more ToF camera design activities among Android smartphone makers for 3D sensing and are making good progress by offering Himax leading ToF optical components including diffractive DOEs, micro-lens arrays and diffusers to meet diversified demand from a wide variety of customers/partners including VCSEL suppliers, ToF sensor vendors, ToF module makers and smartphone OEMs.

3D Sensing
Regarding 3D sensing for non-smartphone segment, Himax provides customers who wish to design their own structured light-based 3D sensing solution with the Company’s proprietary 3D decoder IC. Himax’s 3D decoder can accelerate local image processing for face recognition and offer best-in-class security authentication. It was already certified by the leading Chinese electronic payment standard with requirements of accurate data decoding, timely operation and strict privacy. The Company has started volume shipment in the last quarter with decent order pipeline throughout this year and further new design-in sockets on the way.

For the Company’s structured light 3D sensing total solution, small volume shipments are expected for business access control and biomedical inspection devices in the first quarter. More design-ins and engagements are progressing and the Company continues to receive numerous inquiries with new ideas of applications.

Ultralow power smart sensing
To maximize market visibility and satisfy demand of WiseEye technology for emerging applications, two business models are adopted, namely total solution and discrete component.

For total solution, Himax is currently aiming at notebook, TV and air conditioner applications, and have received positive feedbacks. The Company expects to start a solid production ramp-up by the end of 2021. With joint efforts with Himax’s subsidiary EMZA and other algorithm partners, further engagements are on the way for more applications such as doorbell, door lock, automotive and various IoT devices for industrial and commercial uses. The Company is thrilled about the business progress achieved.

For the other business model where the Company provides key components, Himax’s WE-I Plus AI processor adopted Google TensorFlow Lite for Microcontrollers framework and has successfully demonstrated its unrivaled computing capability with ultralow power. In December 2020, Himax partnered with SparkFun, an online retail store, to distribute Himax WE-I Plus Edge AI evaluation board and AoS sensor modules. Developers can now access Himax’s technologies easily from SparkFun and transform their AI-enabling concept which call for ultralow power and computer vision AI into real products. Furthermore, the Company teamed up with Edge Impulse who provides a leading end-to-end AI developer platform offering intuitive user interface. On Edge Impulse’ platform, with a single button press and within seconds, developers can now generate the latest neural network AI model and export it directly onto the WE-I Plus evaluation board. The high technical obstacles developers usually face can therefore be dramatically lowered.

Together with its partners, Himax is carrying out a wide range of promotional activities to broaden WiseEye’s market reach and establish direct contacts with more AI developers. As an illustration, recently Himax and Edge Impulse jointly hosted a webinar discussing ways to help developers get started with the world’s most powerful platform that aims enabling embedded machine learning everywhere at extremely low power consumption. The Company will continue to aggressively pursue such online marketing campaigns going forward.

The Company believes the WiseEye offerings will start contributing to Himax top and bottom lines later this year. The Company aims to make it a major contributor to the long-term business growth.

CMOS Image Sensor
Himax sees continuous surging demands for its CMOS image sensors for web camera and notebook as the new norm of virtual conferences shows no signs of receding. However, the Company’s actual shipment has been badly capped by the foundry capacity available to it.

Separately, Himax’s industry-first 2-in-1 CMOS image sensor that supports RGB mode for video conferencing and ultralow power AI mode for facial recognition has penetrated the laptop market for the most stylish super slim bezel designs. The Company has shipped small quantity in the fourth quarter and expect to ship more during 2021.

Regarding ultralow power always-on CMOS image sensor, which targets in-battery powered or always-on applications, the Company is getting promising feedback and design adoptions from customers in various markets, such as car recorders, surveillance, smart electric meters, drones, home appliances, and consumer electronics. In Q1, the CIS revenue is expected to be up mid-single digit sequentially although the Company still cannot fulfill all the demand due to foundry capacity constraint.

For non-driver IC business, revenues are expected to increase by low teens sequentially in the first quarter.

First Quarter 2021 Guidance
The Company is providing the following financial guidance for the first quarter of 2021:
Net Revenue:	To increase by 5% to 10% sequentially
Gross Margin:	To be 37% to 38%, depending on final product mix
IFRS Profit:	To be 30.0 cents to 34.0 cents per diluted ADS
Non-IFRS Profit (1):	To be 30.1 cents to 34.1 cents per diluted ADS
(1) Non-IFRS Profit excludes share-based compensation and acquisition-related charges

For Q1, the Company expects further revenue growth from the already high level of Q4 2020 in most of its business sectors. Gross margin shall see another uptick and could reach another quarterly high. With the increase of both revenue and margin, net income shall increase substantially in Q1. Revenues, gross margin and EPS will all likely reach quarterly highs during this quarter.

HIMAX TECHNOLOGIES FOURTH QUARTER AND FULL YEAR 2020 EARNINGS CONFERENCE CALL
DATE:	Thursday, February 4th, 2021
TIME:	U.S. 8:00 a.m. EST
Taiwan 9:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID:	1057208
WEBCAST:	https://edge.media-server.com/mmc/p/ohjq6sbd

A replay of the call will be available beginning two hours after the call through 11:30 a.m. US EST on February 12th, 2021 (12:30 a.m. Taiwan time, February 13th, 2021) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 1057208. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through February 4th, 2022.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, ultralow power smart sensing, which are used in a wide variety of applications such as mobile phones, tablets, laptops, TVs, PC cameras, automobiles, security, medical devices, home appliance and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,000 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 3,009 patents granted and 561 patents pending approval worldwide as of December 31st, 2020. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2019 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hr_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
Mark Schwalenberg, Director
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended December 31,		Three Months Ended September 30,
	2020	2019	2020

Revenues	$275,770	$174,929	$239,934

Costs and expenses:
Cost of revenues	189,774	138,838	186,329
Research and development	33,100	27,044	33,073
General and administrative	5,919	5,942	6,530
Sales and marketing	4,787	4,449	4,558
Total costs and expenses	233,580	176,273	230,490

Operating income (loss)	42,190	(1,344)	9,444

Non operating income (loss):
Interest income	151	521	157
Changes in fair value of financial assets at fair value through profit or loss	489	3,740	131
Foreign currency exchange losses, net	(134)	(947)	(139)
Finance costs	(247)	(670)	(314)
Share of losses of associates	(368)	(381)	(191)
Other income	24	62	96
	(85)	2,325	(260)
Profit before income taxes	42,105	981	9,184
Income tax expense	8,759	416	1,124
Profit for the period	33,346	565	8,060
Loss attributable to noncontrolling interests	660	471	391
Profit attributable to Himax Technologies, Inc. stockholders	$34,006	$1,036	$8,451

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.196	$0.006	$0.049
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.195	$0.006	$0.049

Basic Weighted Average Outstanding ADS	173,481	172,579	172,730
Diluted Weighted Average Outstanding ADS	174,121	172,579	173,447

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Twelve Months Ended December 31,
	2020	2019

Revenues	$887,282	$671,835

Costs and expenses:
Cost of revenues	666,501	533,916
Research and development	122,265	114,859
General and administrative	23,915	23,672
Sales and marketing	16,675	17,695
Total costs and expenses	829,356	690,142

Operating income (loss)	57,926	(18,307)

Non operating income (loss):
Interest income	967	2,013
Changes in fair value of financial assets at fair value through profit or loss	472	3,746
Foreign currency exchange losses, net	(327)	(546)
Finance costs	(1,705)	(2,325)
Share of losses of associates	(638)	(477)
Other income	177	128
	(1,054)	2,539
Profit (loss) before income taxes	56,872	(15,768)
Income tax expense	11,712	416
Profit (loss) for the period	45,160	(16,184)
Loss attributable to noncontrolling interests	1,974	2,570
Profit (loss) attributable to Himax Technologies, Inc. stockholders	$47,134	$(13,614)

Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.273	$(0.079)
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.272	$(0.079)

Basic Weighted Average Outstanding ADS	172,854	172,550
Diluted Weighted Average Outstanding ADS	173,383	172,550

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended December 31,		Three Months Ended September 30,
	2020	2019	2020
Share-based compensation
Cost of revenues	$-	$9	$72
Research and development	-	253	4,076
General and administrative	-	24	328
Sales and marketing	-	40	537
Income tax benefit	-	(59)	(1,081)
Total	$-	$267	$3,932

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$276	$275	$276
Income tax benefit	(64)	(65)	(65)
Total	$212	$210	$211

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Twelve Months Ended December 31,
	2020	2019
Share-based compensation
Cost of revenues	$87	$9
Research and development	4,467	339
General and administrative	368	50
Sales and marketing	603	59
Income tax benefit	(1,176)	(89)
Total	$4,349	$368

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$1,105	$1,492
Income tax benefit	(258)	(374)
Total	$847	$1,118

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	December 31, 2020	September 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$184,938	$131,823	$101,055
Financial assets at amortized cost	8,682	8,294	11,049
Financial assets at fair value through profit or loss	7,799	2,734	-
Accounts receivable, net	243,626	221,100	164,943
Inventories	108,707	125,725	143,774
Income taxes receivable	91	81	88
Restricted deposit	104,000	104,000	164,000
Other receivable from related party	1,200	1,200	1,200
Other current assets	35,368	26,294	18,559
Total current assets	694,411	621,251	604,668
Financial assets at fair value through profit or loss	13,966	13,480	13,500
Financial assets at fair value through other comprehensive income	742	730	709
Equity method investments	3,983	3,761	3,746
Property, plant and equipment, net	132,074	135,123	138,938
Deferred tax assets	15,739	14,714	14,433
Goodwill	28,138	28,138	28,138
Other intangible assets, net	7,876	7,550	8,750
Restricted deposit	141	138	133
Other non-current assets	12,748	2,105	5,466
	215,407	205,739	213,813
Total assets	$909,818	$826,990	$818,481
Liabilities and Equity
Current liabilities:
Short-term unsecured borrowings	$-	$-	$57,339
Current portion of long-term unsecured borrowings	6,000	6,000	-
Short-term secured borrowings	104,000	104,000	164,000
Accounts payable	171,903	153,153	114,320
Accounts payable to related parties	1,568	-	-
Income taxes payable	13,466	5,340	2,903
Other payable to related parties	2,572	2,480	2,220
Contract liabilities	6,622	2,774	1,902
Other current liabilities	46,111	35,926	38,206
Total current liabilities	352,242	309,673	380,890
Long-term unsecured borrowings	52,500	54,000	-
Net defined benefit liabilities	47	51	50
Deferred tax liabilities	1,138	1,222	1,394
Other non-current liabilities	18,692	16,689	4,903
	72,377	71,962	6,347
Total liabilities	424,619	381,635	387,237
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	107,293	106,276	105,150
Treasury shares	(6,516)	(8,486)	(8,764)
Accumulated other comprehensive income	(548)	(980)	(952)
Retained earnings	272,937	238,931	230,543
Equity attributable to owners of Himax Technologies, Inc.	480,176	442,751	432,987
Noncontrolling interests	5,023	2,604	(1,743)
Total equity	485,199	445,355	431,244
Total liabilities and equity	$909,818	$826,990	$818,481

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended December 31,		Three Months Ended September 30,
	2020	2019	2020

Cash flows from operating activities:
Profit for the period	$33,346	$565	$8,060
Adjustments for:
Depreciation and amortization	6,431	5,866	5,530
Expected credit loss recognized on accounts receivable	-	67	-
Share-based compensation expenses	-	326	251
Gain on disposal of property, plant and equipment, net	-	(84)	(2)
Changes in fair value of financial assets at fair value through profit or loss	(489)	(3,740)	(131)
Interest income	(151)	(521)	(157)
Finance costs	247	670	314
Income tax expense	8,759	416	1,124
Share of losses of associates	368	381	191
Inventories write downs	2,224	7,515	2,205
Unrealized foreign currency exchange losses (gains)	(221)	53	32
	50,514	11,514	17,417
Changes in:
Accounts receivable	(22,140)	(7,704)	(15,025)
Inventories	16,418	16,292	33,544
Other current assets	(2,589)	2,631	(398)
Accounts payable	16,934	(505)	(8,321)
Accounts payable to related parties	1,568	-	-
Other payable to related parties	92	(400)	(260)
Net defined benefit liabilities	(16)	(44)	1
Contract liabilities	3,848	319	1,436
Other current liabilities	1,903	1,324	2,143
Other non-current liabilities	1,300	50	4,139
Cash generated from operating activities	67,832	23,477	34,676
Interest received	217	745	120
Interest paid	(313)	(697)	(313)
Income tax paid	(28)	(84)	(1,010)
Net cash provided by operating activities	67,708	23,441	33,473

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(824)	(2,729)	(1,162)
Proceeds from disposal of property, plant and equipment	-	84	2
Acquisitions of intangible assets	(9)	(38)	-
Acquisitions of financial assets at amortized cost	(801)	(737)	(866)
Proceeds from disposal of financial assets at amortized cost	737	1,137	3,787
Acquisitions of financial assets at fair value through profit or loss	(6,608)	(3,516)	(9,547)
Proceeds from disposal of financial assets at fair value through profit or loss	1,603	3,641	6,866
Acquisition of a subsidiary, net of cash acquired	1,302	-	-
Proceeds from capital reduction of investment	32	-	-
Acquisitions of equity method investments	(792)	-	-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended December 31,		Three Months Ended September 30,
	2020	2019	2020

Increase in refundable deposits	(10,810)	(2,909)	(345)
Pledges of restricted deposit	(3)	(5)	(3)
Cash received in advance from disposal of land	-	-	1,486
Net cash provided by (used in) investing activities	(16,173)	(5,072)	218

Cash flows from financing activities:
Payments of cash dividends	-	-	(4)
Proceeds from issuance of new shares by subsidiaries	-	-	884
Proceeds from short-term unsecured borrowings	-	67,218	10,000
Repayments of short-term unsecured borrowings	-	(100,621)	(68,403)
Proceeds from long-term unsecured borrowings	-	-	60,000
Repayments of long-term unsecured borrowings	(1,500)	-	-
Proceeds from short-term secured borrowings	47,000	27,000	107,000
Repayments of short-term secured borrowings	(47,000)	(27,000)	(167,000)
Release of restricted deposit	-	-	60,000
Payment of lease liabilities	(768)	(601)	(709)
Proceeds from exercise of employee stock options	3,281	-	253
Net cash provided by (used in) financing activities	1,013	(34,004)	2,021
Effect of foreign currency exchange rate changes on cash and cash equivalents	567	111	(19)
Net increase (decrease) in cash and cash equivalents	53,115	(15,524)	35,693
Cash and cash equivalents at beginning of period	131,823	116,579	96,130
Cash and cash equivalents at end of period	$184,938	$101,055	$131,823

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Twelve Months Ended December 31,
	2020	2019
Cash flows from operating activities:
Profit (loss) for the period	$45,160	$(16,184)
Adjustments for:
Depreciation and amortization	23,596	24,399
Expected credit loss recognized on accounts receivable	-	67
Share-based compensation expenses	763	457
Gain on disposal of property, plant and equipment, net	(244)	(90)
Changes in fair value of financial assets at fair value through profit or loss	(472)	(3,746)
Interest income	(967)	(2,013)
Finance costs	1,705	2,325
Income tax expense	11,712	416
Share of losses of associates	638	477
Inventories write downs	11,919	25,447
Unrealized foreign currency exchange losses (gains)	(239)	121
	93,571	31,676
Changes in:
Accounts receivable	(78,297)	23,992
Inventories	24,772	(6,660)
Other current assets	(2,881)	35
Accounts payable	55,767	(36,180)
Accounts payable to related parties	1,568	-
Other payable to related parties	352	(1,577)
Net defined benefit liabilities	(15)	6
Contract liabilities	4,720	1,447
Other current liabilities	1,134	(581)
Other non-current liabilities	5,365	250
Cash generated from operating activities	106,056	12,408
Interest received	1,066	2,060
Interest paid	(1,811)	(2,372)
Income tax paid	(2,701)	(4,440)
Net cash provided by operating activities	102,610	7,656

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(5,786)	(45,922)
Proceeds from disposal of property, plant and equipment	249	98
Acquisitions of intangible assets	(87)	(152)
Acquisitions of financial assets at amortized cost	(3,829)	(4,023)
Proceeds from disposal of financial assets at amortized cost	6,735	4,171
Acquisitions of financial assets at fair value through profit or loss	(19,743)	(50,487)
Proceeds from disposal of financial assets at fair value through profit or loss	12,068	50,648
Acquisition of business	-	(700)
Acquisition of a subsidiary, net of cash acquired	1,302	(400)
Proceeds from capital reduction of investment	32	47
Acquisitions of equity method investments	(792)	(129)
Increase in refundable deposits	(13,992)	(2,821)
Releases (pledges) of restricted deposit	(8)	323
Cash paid for loan made to related party	-	(1,200)
Cash received from loan made to related party	-	2,780
Cash received in advance from disposal of land	1,486	-
Net cash used in investing activities	(22,365)	(47,767)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Twelve Months Ended December 31,
	2020	2019

Cash flows from financing activities:
Payments of cash dividends	(4)	-
Proceeds from issuance of new shares by subsidiaries	884	-
Proceeds from short-term unsecured borrowings	208,137	244,224
Repayments of short-term unsecured borrowings	(265,355)	(207,006)
Proceeds from long-term unsecured borrowings	60,000	-
Repayments of long-term unsecured borrowings	(1,500)	-
Proceeds from short-term secured borrowings	278,000	158,000
Repayments of short-term secured borrowings	(338,000)	(158,000)
Release of restricted deposit	60,000	-
Payment of lease liabilities	(2,608)	(1,957)
Proceeds from exercise of employee stock options	3,707	-
Net cash provided by financing activities	3,261	35,261
Effect of foreign currency exchange rate changes on cash and cash equivalents	377	(532)
Net increase (decrease) in cash and cash equivalents	83,883	(5,382)
Cash and cash equivalents at beginning of period	101,055	106,437
Cash and cash equivalents at end of period	$184,938	$101,055

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended December 31,		Three Months Ended September 30,
	2020	2019	2020
Revenues	$275,770	$174,929	$239,934
Gross profit	85,996	36,091	53,605
Add: Share-based compensation – cost of revenues	-	9	72
Gross profit excluding share-based compensation	85,996	36,100	53,677
Gross margin excluding share-based compensation	31.2%	20.6%	22.4%
Operating income (loss)	42,190	(1,344)	9,444
Add: Share-based compensation	-	326	5,013
Operating income (loss) excluding share-based compensation	42,190	(1,018)	14,457
Add: Acquisition-related charges –intangible assets amortization	276	275	276
Operating income (loss) excluding share-based compensation and acquisition-related charges	42,466	(743)	14,733
Operating margin excluding share-based compensation and acquisition-related charges	15.4%	(0.4%)	6.1%
Profit attributable to Himax Technologies, Inc. stockholders	34,006	1,036	8,451
Add: Share-based compensation, net of tax	-	267	3,932
Add: Acquisition-related charges, net of tax	212	210	211
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	34,218	1,513	12,594
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	12.4%	0.9%	5.2%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Twelve Months Ended December 31,
	2020	2019
Revenues	$887,282	$671,835
Gross profit	220,781	137,919
Add: Share-based compensation – cost of revenues	87	9
Gross profit excluding share-based compensation	220,868	137,928
Gross margin excluding share-based compensation	24.9%	20.5%
Operating income (loss)	57,926	(18,307)
Add: Share-based compensation	5,525	457
Operating income (loss) excluding share-based compensation	63,451	(17,850)
Add: Acquisition-related charges –intangible assets amortization	1,105	1,492
Operating income (loss) excluding share-based compensation and acquisition-related charges	64,556	(16,358)
Operating margin excluding share-based compensation and acquisition-related charges	7.3%	(2.4%)
Profit (loss) attributable to Himax Technologies, Inc. stockholders	47,134	(13,614)
Add: Share-based compensation, net of tax	4,349	368
Add: Acquisition-related charges, net of tax	847	1,118
Profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	52,330	(12,128)
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	5.9%	(1.8%)

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)
	Three Months Ended December 31,	Twelve Months Ended December 31,
	2020	2020
Diluted IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.195	$0.272
Add: Share-based compensation per ADS	$-	$0.025
Add: Acquisition-related charges per ADS	$0.001	$0.005

Diluted non-IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	$0.197	$0.302

Numbers do not add up due to rounding